Exhibit 4.23
TRANSLATION
EQUITY PLEDGE AGREEMENT
This Equity Pledge Agreement (this “Agreement”) is entered into in [Location] on [Date] by the following parties:

Pledgee:

Party A:	Baidu Online Network Technology (Beijing) Co., Ltd.
Legal Address: 12/F., Ideal International Plaza, No. 58 North-West 4th Ring, Haidian District, Beijing, PRC, 100080

Pledgor:

Party B:	[An individual]
ID card No.:
Legal Address:
WHEREAS,
1.	Party A (the “Pledgee”), a wholly foreign-owned enterprise registered in Beijing, the People’s Republic of China (the “PRC”), has been licensed by the relevant PRC government authorities to carry on the business of developing and manufacturing computer programs, providing technical consulting and services for self-made products, constructing computer network systems, selling self-made products (except for items that have not obtained specified approvals).

2.	Party B (the “Pledgor”), is a citizen of the PRC. The Pledgor owns % of the equity interest in [Name of the consolidated affiliated PRC entity], a limited liability company registered in [Location] (the “Company”).

3.	Party A made a loan in an amount of RMB (hereinafter the “Loan”) to Party B and the parties executed a loan agreement (the “Loan Agreement”) on [Date]. The term of the Loan is 10 years commencing from the execution date of the Loan Agreement.

4.	In order to ensure that Party B will perform its obligations under the Loan Agreement, the Pledgor agrees to pledge all his/her equity interest in the Company as security for the performance of his/her obligations under the Loan Agreement.
NOW THEREFORE, the Pledgee and the Pledgor through friendly negotiations hereby enter into this Agreement based upon the following terms:
1.	Definitions and Interpretation

Unless otherwise provided in this Agreement, the following terms shall have the following meanings:
1.1	“Pledge”: refers to the full content of Article 2 hereunder.

1.2	“Equity Interest”: refers to all of the equity interest in the Company legally held by the Pledgor.

1.3	“Rate of Pledge”: refers to the ratio between the value of the Pledge under this Agreement and the total amount of the Loan.

1.4	“Term of Pledge”: refers to the period provided for under Article 3.2 hereunder.

1.5	“Principal Agreement”: refers to the Loan Agreement.

1.6	“Event of Default”: refers to any event listed in Article 7.1 hereunder.

1.7	“Notice of Default”: refers to the notice of default issued by the Pledgee in accordance with this Agreement.

2.	Pledge

The Pledgor agrees to pledge his/her Equity Interest in the Company to the Pledgee as security for his/her obligations under the Loan Agreement. The term “Pledge” under this Agreement refers to the right of the Pledgee to be entitled to priority in receiving payment in the form of the Equity Interest based on the conversion value thereof, or from the proceeds from the auction or sale of the Equity Interest pledged by the Pledgor to the Pledgee.
3.	Rate of Pledge and Term of Pledge
3.1	The rate of the Pledge

The rate of the Pledge shall be approximately 100%.

3.2	The term of the Pledge
3.2.1	The Pledge shall take effect as of the date when the pledge of the Equity Interest is recorded in the Register of Shareholders of the Company and shall remain in effect until two (2) years after the obligations under the Principal Agreement will have been fulfilled. The parties agree that, if situations allow, they will use their best efforts to register the Pledge with the Administration for Industry and Commerce at the place of registration of the Company. However, the parties confirm that the effectiveness of this Agreement is not subject to the registration unless the laws and regulations of the PRC provide otherwise.

3.2.2	During the term of the Pledge, the Pledgee shall be entitled to dispose of the pledged assets in accordance with this Agreement in the event that the Pledgor does not perform his/her obligations under the Loan Agreement.
4.	Physical Possession of Documents
4.1	During the term of the Pledge under this Agreement, the Pledgor shall deliver the physical possession of his/her Certificate of Capital Contribution and the Register of Shareholders of the Company to the Pledgee within one (1) week from the execution date of this Agreement.

4.2	The Pledgee shall be entitled to collect the dividends for the Equity Interest.

4.3	The Pledge under this Agreement will be recorded in the Register of Shareholders of the Company.
5.	Representation and Warranty of the Pledgor
5.1	The Pledgor is the legal owner of the Equity Interest pledged.

5.2	Except for the benefit of the Pledgee, the Pledgor has not pledged the Equity Interest or created other encumbrance on the Equity Interest.
6.	Covenants of the Pledgor
6.1	During the effective term of this Agreement, the Pledgor covenants to the Pledgee for its benefit that the Pledgor shall:
6.1.1	Not transfer or assign the Equity Interest, create or permit the existence of any other pledges which may have an adverse effect on the rights or benefits of the Pledgee without prior written consent of the Pledgee;
6.1.2	Comply with laws and regulations with respect to the pledge of rights; present to the Pledgee the notices, orders or suggestions with respect to the Pledge issued or made by relevant government authorities within five (5) days upon receiving such notices, orders or suggestions; comply with such notices, orders or suggestions or, alternatively, at the reasonable request of the Pledgee or with consent from the Pledgee, raise objection to such notices, orders or suggestions;
6.1.3	Timely notify the Pledgee of any events or any notices received which may affect the Pledgor’s right to all or any part of the Equity Interest, and any events or any received notices which may change the Pledgor’s warranties and obligations under this Agreement or affect the Pledgor’s performance of its obligations under this Agreement.
6.2	The Pledgor agrees that the Pledgee’s right to the Pledge obtained from this Agreement shall not be suspended or inhibited by any legal procedure initiated by the Pledgor or any successors of the Pledgor or any person authorized by the Pledgor or any other person.

6.3	The Pledgor promises to the Pledgee that in order to protect or perfect the security for the payment of the Loan, the Pledgor shall execute in good faith and cause other parties who have interests in the Pledge to execute, all title certificates and contracts, and/or perform any other actions (and cause other parties who have interests to take actions) as required by the Pledgee and facilitate the exercise of the rights and authority granted to the Pledgee under this Agreement.

6.4	The Pledgor promises to the Pledgee that he/she will execute all amendment documents (if applicable and necessary) in connection with the certificate of the Equity Interest with the Pledgee or its designated person (being a natural person or a legal entity) and, within a reasonable period, provide to the Pledgee all notices, orders and decisions about the Pledge as the Pledgee deems necessary.

6.5	The Pledgor promises to the Pledgee that he/she will comply with and perform all the guarantees, covenants, warranties, representations and conditions for the benefit of the Pledgee. The Pledgor shall compensate the Pledgee for all losses suffered by the Pledgee because of the Pledgor’s failure to perform in whole or in part its guarantees, covenants, warranties, representations and conditions.
7.	Event of Default
7.1	The following events shall be regarded as events of default:
7.1.1	Pledgor fails to perform his/her obligations under the Loan Agreement;

7.1.2	Any representation or warranty made by the Pledgor in Article 5 hereof contains material misleading statements or errors and/or the Pledgor breaches any warranty in Article 5 hereof;

7.1.3	The Pledgor breaches the covenants under Article 6 hereof;

7.1.4	The Pledgor breaches another provision of this Agreement;

7.1.5	The Pledgor waives the pledged Equity Interest or transfers or assigns the pledged Equity Interest without prior written consent from the Pledgee;

7.1.6	Any of the Pledgor’s external loans, guaranties, compensations, undertakings or other obligations (1) is required to be repaid or performed prior to the scheduled due date because of a default; or (2) is due but cannot be repaid or performed as scheduled, causing the Pledgee to believe that the Pledgor’s ability to perform the obligations hereunder has been affected;

7.1.7	The Company is incapable of repaying its general debts or other debts;

7.1.8	This Agreement becomes illegal or the Pledgor is not capable of continuing to perform the obligations hereunder due to any reason other than force majeure;

7.1.9	There have been adverse changes to the properties owned by the Pledgor, causing the Pledgee to believe that the capability of the Pledgor to perform the obligations hereunder has been affected;

7.1.10	The breach of the other provisions of this Agreement by the Pledgor due to his/her act or omission.
7.2	The Pledgor shall immediately give a written notice to the Pledgee if the Pledgor knows or discovers that any event specified under Article 7.1 hereof or any event that may result in the foregoing events has occurred.
7.3	Unless an event of default under Article 7.1 hereof has been solved to the Pledgee’s satisfaction, the Pledgee, at any time when the event of default occurs or at anytime thereafter, may give a written notice of default to the Pledgor, requiring the Pledgor to immediately make full payment of the outstanding amount under the Loan Agreement or requesting to exercise the Pledge in accordance with Article 8 hereof.
8.	Exercise of the Pledge
8.1	The Pledgor shall not transfer or assign the Equity Interest without prior written approval from the Pledgee prior to the full performance of his/her obligations under the Loan Agreement.

8.2	The Pledgee shall give a notice of default to the Pledgor when the Pledgee exercises the Pledge.

8.3	Subject to Article 7.3, the Pledgee may exercise the Pledge when the Pledgee gives a notice of default in accordance with Article 7.3 or at anytime thereafter.

8.4	The Pledgee is entitled to priority in receiving payment in the form of all or part of the Equity Interest based on the conversion value thereof, or from the proceeds from the auction or sale of all or part of the Equity Interest in accordance with legal procedure, until the outstanding debt and all other payables of the Pledgor under Loan Agreement are repaid.

8.5	The Pledgor shall not hinder the Pledgee from exercising the Pledge in accordance with this Agreement and shall give necessary assistance so that the Pledgee could fully exercise its Pledge.
9.	Assignment
9.1	The Pledgor shall not assign or transfer its rights and obligations hereunder without prior consent from the Pledgee.

9.2	This Agreement shall be binding upon the Pledgor and his/her successors and be binding on the Pledgee and each of its successors and permitted assigns.

9.3	To the extent permitted by law, the Pledgee may transfer or assign any or all of its rights and obligations under the Loan Agreement to any person (natural person or legal entity) designated by it at any time. In that case, the assignee shall have the same rights and obligations as those of the Pledgee as if the assignee was an original party hereto. When the Pledgee transfers or assigns the rights and obligations under the Loan Agreement, it is only required to provide a written notice to the Pledgor, and at the request of the Pledgee, the Pledgor shall execute the relevant agreements and/or documents with respect to such transfer or assignment.

9.4	After the Pledgee has been changed as a result of a transfer or an assignment, the new parties to the Pledge shall execute a new pledge contract.
10.	Effectiveness and Term

This Agreement is effective as of the date first set forth above and from the date when the pledge is recorded on the Company’s Register of Shareholders.

11.	Termination

This Agreement shall terminate when the loan under the Loan Agreement has been fully repaid and the Pledgor no longer has any outstanding obligations under the Loan Agreement. Thereafter, the Pledgee shall cancel or terminate this Agreement as soon as reasonably practicable.

12.	Fees and Other Charges
12.1	The Pledgor shall be responsible for all of the fees and actual expenses in relation to this Agreement including, but not limited to, legal fees, production costs, stamp tax and any other taxes and charges. If the Pledgee pays the relevant taxes in accordance with the laws, the Pledgor shall fully indemnify the Pledgee for such taxes paid by the Pledgee.

12.2	In the event that the Pledgee has to make a claim against the Pledgor by any means as a result of the Pledgor’s failure to pay any tax or expense payable by the Pledgor under this Agreement, the Pledgor shall be responsible for all the expenses arising from such claim (including but not limited to any taxes, handling fees, management fees, litigation fees, attorney’s fees, and various insurance premiums in connection with the disposition of the Pledge).
13.	Force Majeure
13.1	Force Majeure, which includes but is not limited to acts of governments, acts of nature, fires, explosions, typhoons, floods, earthquake, tides, lightning or war, refers to any unforeseen event that is beyond a party’s reasonable control and cannot be prevented with reasonable care. However, any insufficiency of creditworthiness, capital or financing shall not be regarded as an event beyond a party’s reasonable control. The affected party by Force Majeure shall promptly notify the other party of such event resulting in exemption.
13.2	In the event that the affected party is delayed or prevented from performing its obligations under this Agreement by Force Majeure, and only to the extent of such delay and prevention, the affected party shall not be liable for obligations under this Agreement. The affected party shall take appropriate measures to minimize or remove the effects of Force Majeure and attempt to resume performance of the obligations that were delayed or prevented by the event of Force Majeure. After the event of Force Majeure is removed, both parties agree to resume the performance of this Agreement using their best efforts.
14.	Confidentiality

The parties to this Agreement acknowledge and confirm that all the oral and written materials exchanged relating to this Agreement are confidential. Each party must keep such materials confidential and can not disclose such materials to any other third party without the other party’s prior written approval, unless: (a) the public knows or will know the materials (not due of the disclosure by the receiving party); (b) the disclosed materials are required by law or stock exchange rules to be disclosed; or (c) materials relating to the transactions under this Agreement are disclosed to the parties’ legal or financial advisors, who must keep them confidential as well. Disclosure of the confidential information by employees or institutions hired by the parties is deemed as an act by the parties, therefore, subjecting them to liability.
15.	Dispute Resolution
15.1	This Agreement shall be governed by and construed in accordance with PRC law.

15.2	The parties shall strive to settle any dispute arising from the interpretation or performance of this Agreement through friendly consultation. In case no settlement can be reached through consultation, each party can submit such matter to the China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration. The arbitration shall follow the current rules of CIETAC, the arbitration proceedings shall be conducted in Chinese and shall take place in Beijing, PRC. The arbitration award shall be final and binding upon the parties.

16.	Notice

Any notice which is given by the parties hereto for the purpose of performing the rights and obligations hereunder shall be in writing. Where such notice is delivered personally, the time of notice is the time when such notice actually reaches the addressee; where such notice is transmitted by telex or facsimile, the notice time is the time when such notice is transmitted. If such notice does not reach the addressee on a business day or reaches the addressee after business hours, the next business day following such day is the date of notice. The delivery place is the address first written above for each of the parties hereto or the address advised by such party in writing, including facsimile and telex, from time to time.
17.	Entire Contract

Notwithstanding Article 10, the parties agree that this Agreement constitutes the entire agreement of the parties hereto with respect to the subject matters herein upon its effectiveness and supersedes and replaces all prior oral and/or written agreements and understandings relating to the subject matters of this Agreement.
18.	Severability

Should any provision of this Agreement be held invalid or unenforceable because of inconsistency with applicable laws, such provision shall be invalid or unenforceable only to the extent of such applicable laws without affecting the validity or enforceability of the remainder of this Agreement.
19.	Appendices

The appendices to this Agreement shall constitute an integral part of this Agreement.
20.	Amendment or Supplement
20.1	The parties may amend or supplement this Agreement by written agreement. The amendments or supplements to this Agreement duly executed by both parties shall form an integral part of this Agreement and shall have the same legal effect as this Agreement.

20.2	This Agreement and any amendments, modifications, supplements, additions or changes hereto shall be in writing and shall be effective upon being executed and sealed by the parties hereto.
21.	Counterparts

This Agreement is executed in Chinese in duplicate, with each party hereto holding one copy. Both originals have the same legal effect.
[Signature Page]
Pledgee: Baidu Online Network Technology (Beijing) Co., Ltd.
Legal Representative/Authorized Representative:
Seal:
Pledgor:

Signature:

[Name of the consolidated affiliated PRC entity]
Legal Representative/Authorized Representative:
Seal: